Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this offering memorandum and the section titled “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2020 and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and the related notes thereto included elsewhere in this offering memorandum. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this offering memorandum.

OVERVIEW

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with our 36 self-built data centers and 59 partnered data centers with an aggregate capacity of 62,876 cabinets under our management as of June 30, 2021.

We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide cloud services through partnerships to cover public, private and hybrid cloud scenarios. In addition, we provide customized enterprise VPN services and solutions, including SD-WAN, to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers’ additional demands.

We historically provided managed network services, consisting of CDN services, hosting area network services, route optimization and last-mile broadband services. In September 2017, we disposed of 66.67% of the equity interests in six wholly-owned subsidiaries engaged in the managed network services business, collectively referred as to the WiFire Entities. In September and December 2017, we disposed of all of our equity interests and shares in Sichuan Aipu Network Co., Ltd. and its affiliates, collectively referred as the Aipu Group, engaged in the last-mile broadband business. As a result of these transactions, we deconsolidated the financial results related to the managed network services business from our consolidated statements of operations starting from the fourth quarter of 2017.

Our total net revenues generated from providing hosting and related services increased from RMB3,401.0 million in 2018 to RMB3,789.0 million in 2019 and further to RMB4,829.0 million (US$747.9 million) in 2020, representing a CAGR of 19.2% from 2018 to 2020. Our total net revenues generated from providing hosting related services amounted to RMB2,234.9 million and RMB2,883.9 million (US$446.7 million) for the six months ended June 30, 2020 and 2021, respectively. The total number of cabinets under our management increased from 30,654 as of December 31, 2018, 36,291 as of December 31, 2019 and further to 53,553 as of December 31, 2020. The Total number of cabinets under our management amounted to 62,876 as of June 30, 2021. Our average monthly recurring net revenues from hosting and related services increased from RMB275.4 million in 2018 to RMB289.1 in 2019 and further to RMB374.0 million (US$57.9 million) in 2020.

Our average monthly recurring net revenues from hosting and related services amounted to RMB355.3 million and RMB434.4 million (US$67.3 million) for the six months ended June 30, 2020 and 2021, respectively. We recorded a net loss of RMB186.7 million, RMB181.2 million, RMB2,680.3 million (US$415.1 million), RMB1,786.3 million in 2018, 2019 and 2020 and the six months ended June 30, 2020, respectively, net income of RMB379.5 million (US$58.8 million) for the six months ended June 30, 2021, which reflected share-based compensation expenses of RMB59.5 million, RMB43.9 million, RMB136.8 million (US$21.2 million), RMB31.7 million and RMB62.4 million (US$9.7 million), respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our business and results of operations are generally affected by the development of China’s data center service market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center service market increased from RMB50.6 billion in 2016 to RMB86.7 billion in 2020, representing a CAGR of 14.4%, and is expected to grow at a CAGR of 12.3% from 2020 to 2025, reaching RMB154.9 billion by 2025. However, any adverse changes in the data center service market in China may harm our business and results of operations.

While our business is generally influenced by factors affecting the data center service market in China, we believe that our results of operations are more directly affected by company-specific factors, including the number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 30,654, 36,291, 53,553 and 62,876 cabinets under management as of December 31, 2018, 2019 and 2020 and June 30, 2021, respectively. Our annualized average monthly cabinet utilization rates were 70.6%, 66.0%, 61.2% and 60.3% in 2018, 2019 and 2020 and the six months ended June 30, 2021, respectively. We calculate the average monthly cabinet utilization rate in a given period by dividing the sum of the number of billable cabinets as of the end of each month during the period by the sum of the number of cabinet capacity as of the end of each month during the same period. Our average monthly cabinet utilization rate fluctuates due to the continuous changes in both the amount of our billable cabinets and average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate.

With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

Our average monthly recurring revenues and churn rate directly affect our results of operations. Our hosting and related services are based on a recurring revenue model. We consider these services recurring as we generally bill our customers and recognize revenues on a fixed and recurring basis each month during the terms of our service contracts with them, generally ranging from one to three years. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond the contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2018, 2019 and 2020 and the six months ended June 30, 2021, our recurring revenues were consistently over 90% of our net revenues. Our average monthly recurring revenues from hosting and related services were RMB275.4 million, RMB289.1 million, RMB374.0 million (US$57.9 million), RMB355.3 million and RMB434.4 million (US$67.3 million) in 2018, 2019 and 2020 and for the six months ended June 30, 2020 and 2021. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,258, RMB8,747, RMB8,984 (US$1,391.4), RMB8,853 and RMB9,078 (US$1,046.0) for the years ended December 31, 2018 and 2019 and 2020 and the six months ended June 30, 2020 and 2021.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.3% in 2018, 0.5% in 2019, 0.3% in 2020 and 0.1% for the six months ended June 30, 2021.

Pricing

Our results of operations also depend on the price level of our services. Due to the quality of our services and our optimized interconnectivity among carriers and networks, we are generally able to command premium pricing for our services. Nonetheless, because we are generally regarded as a premium data center and network service provider, many customers only place their mission critical servers and equipment, but not other non-critical functions, in our data centers. As we try to acquire more business from new and existing customers, expand into new markets, or try to adapt to changing market conditions, we may need to lower our prices or provide other incentives to compete effectively.

Growth in New and Complementary Markets

Our results of operations also depend on the growth of our cloud service business and VPN service business that complement our core managed hosting service business.

Cloud services, largely through our partnerships with Microsoft and other cloud service providers, have continually contributed to our results of operations since 2013. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still in its early stages. Key factors for growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers introducing well-developed applications to improve cloud computing adoption rates, and partnering with more cloud providers to offer a comprehensive cloud-neutral platform.

As one of the largest enterprise VPN service providers in the Asia Pacific region, we have experienced and expect continual growth in this market to meet customers’ growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, increasing the number of connections with existing customers and realizing revenue synergies with our other business groups.

Our Cost Structure

Our ability to maintain and improve our gross margins depends on our ability to effectively manage our cost of revenues, which consist of telecommunications costs and other data center related costs. Telecommunications costs consist of (i) expenses associated with acquiring bandwidth and related resources from carriers for our data centers, and (ii) rentals, utilities and other costs in connection with the cabinets we lease from our partnered data centers. Other data center related costs include utilities and rental expenses for our self-built data centers, employee payroll, depreciation and amortization of our property and equipment, and other related costs. The changes in these costs usually reflect the changes in the number of cabinets under management and our headcount.

The mix of self-built data centers and partnered data centers also affects our cost structure. The gross margin for cabinets located in our partnered data centers is generally lower than that of cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers typically demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding existing our self-built data centers in Beijing, Shanghai, Shenzhen, Guangzhou, Yangtze Delta, and the Greater Bay Area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relative to partnered data centers, we may not be able to improve our gross margins.

IMPACT OF THE COVID-19 PANDEMIC ON OUR BUSINESS

The COVID-19 pandemic has not interrupted or affected the operation of our existing data centers or ability to provide our data center service to our customers. We had temporary suspensions of our sales and marketing activities, construction activities and business travel to ensure the safety and health of our employees in January and February of 2020. Since March 2020, these activities began returning to normal levels, and by the end of the second quarter of 2020 had largely returned to normal levels. If the COVID-19 pandemic resurges or results in governmental or other measures that affect logistics, travel and construction activity, any measures we may be required to adopt may impact our construction and development activities with respect to data centers under construction and under development, and our ability to increase our capacity according to schedule could be negatively affected. See “Risk Factors – Risks Related to Our Business and Industry – The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.” We have experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers’ ability to pay, which has resulted in an increase in our accounts receivable. While the COVID-19 pandemic has not materially or adversely affected our business, results of operations or financial condition, whether the pandemic will have any such material or adverse impact on us going forward will depend on future developments, which are highly uncertain and cannot be predicted. As of the date of this offering memorandum, we are not aware of any material or adverse effect on our financial condition as a result of the COVID-19 pandemic.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except percentages)
Net revenues	3,401,037	3,788,967	4,829,019	747,920	2,234,858	2,883,901	446,659

We provide retail managed hosting services to house our customers’ servers and networking equipment in our data centers, and wholesale managed hosting services to deliver customized data center sites to our customers based on their unique requirements. We also provide cloud services and VPN services as part of our hosting and related services business. Since the completion of the disposal of the managed network services in September 2017, we have generated all of our revenues from the hosting and related services business.

The contracts with our wholesale customers generally have terms ranging from eight to ten years. The contracts with our retail customers generally have terms ranging from one to three years and most of these contracts have an automatic renewal provision. Our customers are generally billed on a monthly basis according to the services used in the previous month.

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Years Ended December 31,							For the Six Months Ended June 30,

	2018		2019		2020			2020		2021

	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,332,280	39.2	1,570,825	41.5	2,092,887	324,147	43.3	1,004,730	45.0	1,200,113	185,874	41.6
Others	1,123,886	33.0	1,278,693	33.7	1,660,121	257,120	34.4	723,685	32.3	1,000,961	155,029	34.7
Total cost of revenues	2,456,166	72.2	2,849,518	75.2	3,753,008	581,267	77.7	1,728,415	77.3	2,201,074	340,903	76.3

Telecommunications costs refer to expenses incurred in acquiring telecommunication resources from carriers for our data centers, including bandwidth and cabinet leasing costs. Cabinet leasing costs cover rentals, utilities and other costs associated with the cabinets we lease from our partnered data centers. Our other costs of revenues include utilities costs for our self-built data centers, depreciation and amortization, employee payroll and other compensation costs and other miscellaneous items related to our service offerings.

We expect that our cost of revenues of hosting and related services will continue to increase as our business expands, both organically and as a result of acquisitions.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Years Ended December 31,							For the Six Months Ended June 30,
	2018		2019		2020			2020		2021
	RMB	% Net of Revenues	RMB	% Net of Revenues	RMB	US$	% Net of Revenues	RMB	% Net of Revenues	RMB	US$	% Net of Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	172,176	5.1	206,309	5.4	235,012	36,399	4.9	100,362	4.5	133,565	20,687	4.6
Research and development expenses(1)	92,109	2.7	88,792	2.3	112,891	17,485	2.3	44,649	2.0	71,861	11,130	2.5
General and administrative expenses(1)	462,637	13.5	415,277	11.0	535,111	82,878	11.1	244,696	10.9	289,489	44,836	10.0
Reversal/(allowance) for doubtful debt	(598)	(0.0)	1,557	0.0	2,393	371	0.1	1,183	0.1	7,920	1,227	0.3
Changes in the fair value of contingent purchase consideration payables	(13,905)	(0.4)	–	–	–	–	–	–	–	–	–	–
Impairment of receivables from equity investees	–	–	52,142	1.4	–	–	–	–	–	–	–	–
Impairment of long-lived assets	–	–	–	–	81,619	12,641	1.7	–	–	–	–	–
Impairment of loan receivable to potential investee	–	–	–	–	–	–	–	–	–	2,816	436	0.1
Other operating income	(5,027)	(0.1)	(6,862)	(0.1)	(7,619)	(1,180)	(0.2)	–	–	–	–	–
Total Operating Expenses(1)	707,392	20.8	757,215	20.0	959,407	148,594	19.9	390,890	17.5	505,651	78,316	17.5

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
					(unaudited)	(unaudited)
Allocation of share-based compensation expenses:
Sales and marketing expenses	2,139	354	38,247	5,924	1,791	20,912	3,239
Research and development expenses	1,385	1,177	634	98	85	362	57
General and administrative expenses	53,346	40,501	82,672	12,804	28,757	33,518	5,191
Total share-based compensation expenses	56,870	42,032	121,553	18,826	30,633	54,792	8,487

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of compensation and benefit expenses for our sales and marketing staff, including share-based compensation expenses, as well as advertisement and agency service fees. Our sales and marketing expenses also include office-related expenses and business development expenses associated with our sales and marketing activities. To a lesser extent, our sales and marketing expenses include depreciation of equipment used associated with our selling and marketing activities.

Research and Development Expenses

Our research and development expenses primarily include salaries, employee benefits, share-based compensation expenses and other expenses incurred in connection with our technological innovations, such as our proprietary smart routing technology and cloud computing infrastructure service technologies. We anticipate that our research and development expenses will continue to increase as we devote more resources to develop and improve technologies, improve operating efficiencies and enhance our service offerings.

General and Administrative Expenses

Our general and administrative expenses primarily consist of compensation and benefits paid to our management and administrative staff, including share-based compensation expenses, the cost of third-party professional services, and depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses, to a lesser extent, also include office rent, office-related expenses, and expenses associated with training and team building activities. We expect that our other general and administrative expense items, such as salaries paid to our management and administrative staff as well as professional services fees, will increase as we expand our business, both organically and as a result of acquisitions.

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. As of June 30, 2021, options to purchase 474,864 ordinary shares and 3,679,785 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB56.9 million, RMB42.0, RMB121.6 million (US$18.8 million), RMB30.6 million and RMB54.8 million (US$8.5 million) for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively, in connection with our share-based incentive grants.

TAXATION

The Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

The British Virgin Islands

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, respectively.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law, or the EIT Law, which was effective on January 1, 2008 and amended on December 29, 2018, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries to any non-PRC resident enterprise and proceeds from any such non- PRC resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the corresponding non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides a reduced withholding tax rate or an exemption from withholding tax.

21Vianet Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate and renewed the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, the tax rate for 21Vianet Beijing was 15%.

In April 2011, Xi’an Sub, a subsidiary of 21Vianet Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, the tax rate assessed for Xi’an Sub was 15%.

In 2013, BJ iJoy was qualified as a software enterprise, which makes it eligible for exemption of the enterprise income tax for the years ended December 31, 2013 and 2014 and a half-reduced enterprise income tax for the years ended December 31, 2015, 2016 and 2017. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, BJ iJoy was subject to the statutory rate of 25% for the taxable income.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018, with a validity term of three years. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019, with a validity term of three years. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, SZ DYX enjoyed a preferential tax rate of 15%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of June 30, 2021, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to PRC income tax at the rate of 25% on its worldwide income under the EIT Law, meanwhile the dividends it receives from another PRC tax resident company may be exempted from 25% PRC income tax although no assurance can be given in this regard. See “Risk Factors – Risks Related to Doing Business in China – Under the New PRC Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of the Notes” for further information. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC VAT. In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax, or VAT, reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the program was expanded to cover additional industry sectors such as construction, real estate, finance and consumer services. In November 2017, PRC State Counsel issued State Counsel Order 691 to abolish business tax, and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which enterprises and individuals that (i) sell goods or labor services of processing, repair or replacement of goods, (ii) sell services, intangible assets, or immovables, or (iii) import goods within the territory of the PRC are subject to VAT.

Effective from September 2012, all services provided by 21Vianet China and certain services provided by 21Vianet Technology and 21Vianet Beijing were subject to a VAT of 6%.

Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services are subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%, and has been further replaced by the rate of 9% effective from April 2019. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39. Pursuant to the Announcement No. 39, the generally applicable VAT rates are simplified to 13%, 9%, 6%, and nil, which became effective on April 1, 2019. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services provided by it.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this offering memorandum. The results of operations in any period are not necessarily indicative of the results you may expect for future periods.

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)

					(unaudited)	(unaudited)
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	3,401,037	3,788,967	4,829,019	747,920	2,234,858	2,883,901	446,659
Cost of revenues(1):
Hosting and related services	(2,456,166)	(2,849,518)	(3,753,008)	(581,267)	(1,728,415)	(2,201,074)	(340,903)
Gross profit	944,871	939,449	1,076,011	166,653	506,443	682,827	105,756
Operating income (expenses) Sales and marketing expenses(1)	(172,176)	(206,309)	(235,012)	(36,399)	(100,362)	(133,565)	(20,687)
Research and development expenses(1)	(92,109)	(88,792)	(112,891)	(17,485)	(44,649)	(71,861)	(11,130)
General and administrative expenses(1)	(462,637)	(415,277)	(535,111)	(82,878)	(244,696)	(289,489)	(44,836)
Reversal (allowance) for doubtful debt	598	(1,557)	(2,393)	(371)	(1,183)	(7,920)	(1,227)
Impairment of receivables from equity investees	–	(52,142)	–	–	–	–	–
Changes in the fair value of contingent purchase consideration payables	13,905	–	–	–	–	–	–
Impairment of long-lived assets	–	–	(81,619)	(12,641)	–	–	–
Impairment of loan receivable to potential investee	–	–	–	–	–	(2,816)	(436)
Other operating income	5,027	6,862	7,619	1,180	–	–	–
Total operating expenses	(707,392)	(757,215)	(959,407)	(148,594)	(390,890)	(505,651)	(78,316)
Operating profit	237,479	182,234	116,604	18,059	115,553	177,176	27,440
Interest income	45,186	54,607	31,711	4,911	21,095	13,812	2,139
Interest expense	(236,066)	(345,955)	(380,609)	(58,949)	(205,000)	(171,574)	(26,573)
Gain on deconsolidation of subsidiaries	4,843	–	–	–	–	–	–
Loss on debt extinguishment	–	(18,895)	–	–	–	–	–
Other income	58,033	36,380	16,539	2,562	9,056	7,435	1,152
Other expense	(4,103)	(5,632)	(36,912)	(5,717)	(23,991)	(15,294)	(2,369)
Changes in the fair value of convertible promissory notes	–	–	(2,544,220)	(394,049)	(1,612,054)	415,466	64,347
Impairment of long-term investment	–	–	(13,030)	(2,018)	–	–	–
Foreign exchange (loss) gain, net	(81,055)	(27,995)	228,125	35,332	(41,472)	44,180	6,843
Income (loss) before income taxes and (loss) gain from equity method investments	24,317	(125,256)	(2,581,792)	(399,869)	(1,736,813)	471,201	72,979
Income tax expenses	(24,411)	(5,437)	(109,336)	(16,934)	(42,896)	(66,798)	(10,346)
(Loss) gain from equity method investments	(186,642)	(50,553)	10,869	1,683	(6,590)	(24,910)	(3,858)
Net (loss) profit	(186,736)	(181,246)	(2,680,259)	(415,120)	(1,786,299)	379,493	58,775
Net income attributable to noncontrolling interest	(18,329)	(1,046)	(29,088)	(4,505)	(4,814)	(8,300)	(1,286)
Net (loss) profit attributable to VNET Group, Inc.	(205,065)	(182,292)	(2,709,347)	(419,625)	(1,791,113)	371,193	57,489
(Loss) earning per share:
Basic	(0.30)	(0.27)	(4.47)	(0.69)	(3.42)	0.42	0.07
Diluted	(0.30)	(0.27)	(4.47)	(0.69)	(3.42)	(0.05)	(0.01)
(Loss) earning per ADS(3):
Basic	(1.80)	(1.62)	(26.82)	(4.14)	(20.52)	2.52	0.42
Diluted	(1.80)	(1.62)	(26.82)	(4.14)	(20.52)	(0.30)	(0.06)
Shares used in (loss) earning per share computation:
Basic	674,732,130	668,833,756	716,888,919	716,888,919	660,543,890	863,960,057	863,960,057
Diluted	674,732,130	668,833,756	716,888,919	716,888,919	660,543,890	905,136,178	905,136,178
Non-GAAP Financial Data(4):
Adjusted cash gross profit	1,512,640	1,633,097	1,992,759	308,639	884,679	1,245,536	192,908
Adjusted operation expenses	(664,427)	(663,041)	(756,235)	(117,127)	(360,257)	(448,043)	(69,393)
Adjusted EBITDA	917,718	1,050,497	1,324,010	205,062	565,803	840,197	130,129

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

					(unaudited)	(unaudited)
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,668	1,884	15,251	2,362	1,029	7,570	1,172
Sales and marketing expenses	2,139	354	38,247	5,924	1,791	20,912	3,239
Research and development expenses	1,385	1,177	634	98	85	362	57
General and administrative expenses	53,346	40,501	82,672	12,804	28,757	33,518	5,191
Total share-based compensation expenses	59,538	43,916	136,804	21,118	31,662	62,362	9,659

(2)	In this Management’s Discussion and Analysis of Financial Condition and Results of Operations section, translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4566 to US$1.00 for the year ended December 31, 2020 and the six months ended June 30, 2021 data. See “Exchange Rate Information.”

(3)	Each ADS represents six Class A ordinary shares.

(4)	See “– Discussion of Non-GAAP Financial Measures”.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Net Revenues

Our net revenues increased by 29.0% from RMB2,234.9 million for the six months ended June 30, 2020 to RMB2,883.9 million (US$446.7 million) for the six months ended June 30, 2021, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the increased demand for our cloud services.

Cost of Revenues

Our cost of revenues increased by 27.3% from RMB1,728.4 million for the six months ended June 30, 2020 to RMB2,201.1 million (US$340.9 million) for the six months ended June 30, 2021, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud services.

Gross Profit

As a result of the foregoing, our gross profit increased by 34.8% from RMB506.4 million for the six months ended June 30, 2020 to RMB682.8 million (US$105.8 million) for the six months ended June 30, 2021. Our gross margin increased from 22.7% in 2019 to 23.7% in 2020, primarily due to our continued efforts in improving operating efficiency.

Operating Expenses

Our operating expenses increased by 29.4% from RMB390.9 million for the six months ended June 30, 2020 to RMB505.7 million (US$78.3 million) for the six months ended June 30, 2021. Our operating expenses as a percentage of net revenues remains stable at 17.5% for the six months ended June 30, 2020 and 2021.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 33.1% from RMB100.4 million for the six months ended June 30, 2020 to RMB133.6 million (US$20.7 million) for the six months ended June 30, 2021, primarily due to the expansion of our business. As a percentage of net revenues, our sales and marketing expenses remains stable at 4.6% for the six months ended June 30, 2021 compared to that of 4.5% for the six months ended June 30, 2020.

Research and Development Expenses. Our research and development expenses increased by 60.9% from RMB44.6 million for the six months ended June 30, 2020 to RMB71.9 million (US$11.1 million) for the six months ended June 30, 2021, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses slightly increased from 2.0% for the six months ended June 30, 2020 to 2.5% for the six months ended June 30, 2021.

General and Administrative Expenses. Our general and administrative expenses increased by 18.3% from RMB244.7 million for the six months ended June 30, 2020 to RMB289.5 million (US$44.8 million) for the six months ended June 30, 2021, in line with the overall growth of our business. As a percentage of net revenues, our general and administrative expenses slightly decreased from 10.9% for the six months ended June 30, 2020 to 10.0% for six months ended June 30, 2021.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB1.2 million for the six months ended June 30, 2020 to RMB7.9 million (US$1.2 million) for the six months ended June 30, 2021.

Impairment of loan receivable to potential investee. We recorded a loss of RMB2.8 million (US$0.4 million) for the six months ended June 30, 2021.

Interest Income

Our interest income decreased by 34.5% from RMB21.1 million for the six months ended June 30, 2020 to RMB13.8 million (US$2.1 million) for the six months ended June 30, 2021, primarily due to our increased use of funds in various business projects.

Interest Expense

Our interest expense decreased by 16.3% from RMB205.0 million for the six months ended June 30, 2020 to RMB171.6 million (US$26.6 million) for the six months ended June 30, 2021, primarily due to optimized financing structure.

Other Income

Our other income decreased by 17.9% from RMB9.1 million for the six months ended June 30, 2020 to RMB7.4 million (US$1.2 million) for the six months ended June 30, 2021. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses decreased by 36.3% from RMB24.0 million for the six months ended June 30, 2020 to RMB15.3 million (US$2.4 million) for the six months ended June 30, 2021.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB415.5 million (US$64.3 million) for the six months ended June 30, 2021, which represent unrealized income on the fair value of our convertible promissory notes issued by us in March to June 2020 caused by changes in the market price of our ADSs.

Foreign Exchange Gain/Loss

We recorded foreign exchange gain in the amount of RMB44.2 million (US$6.8 million) for the six months ended June 30, 2021, compared with foreign exchange loss of RMB41.5 million for the six months ended June 30, 2020.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB66.8 million (US$10.3 million) for the six months ended June 30, 2021, compared with income tax expenses of RMB42.9 million for the six months ended June 30, 2020, with the effective tax rates of negative 2.5% and positive 15.0% for the six months ended June 30, 2020 and 2021, respectively.

Net Income/Loss

As a result of the foregoing, we recorded a net income of RMB379.5 million (US$58.8 million) for the six months ended June 30, 2021, as compared to a net loss of RMB1,786.3 million for the six months ended June 30, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 27.4% from RMB3,789.0 million in 2019 to RMB4,829.0 million (US$747.9 million) in 2020, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the increased demand for our cloud and VPN services. The number of cabinets under our management increased by 47.6% from 36,291 as of December 31, 2019 to 53,553 as of December 31, 2020.

Cost of Revenues

Our cost of revenues increased by 31.7% from RMB2,849.5 million in 2019 to RMB3,753.0 million (US$581.3 million) in 2020, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud and VPN services.

Gross Profit

As a result of the foregoing, our gross profit increased by 14.5% from RMB939.4 million in 2019 to RMB1,076.0 million (US$166.7 million) in 2020. Our gross margin decreased from 24.8% in 2019 to 22.3% in 2020, primarily due to the delivery of additional cabinets which usually have lower utilization and incur depreciation and maintenance costs during the ramp-up period.

Operating Expenses

Our operating expenses increased by 26.7% from RMB757.2 million in 2019 to RMB959.4 million (US$148.6 million) in 2020. Our operating expenses as a percentage of net revenues remains stable at 19.9% in 2020 compared to that of 20.0% in 2019.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 13.9% from RMB206.3 million in 2019 to RMB235.0 million (US$36.4 million) in 2020, primarily due to the expansion of our business. As a percentage of net revenues, our sales and marketing expenses decreased from 5.4% in 2019 to 4.9% in 2020.

Research and Development Expenses. Our research and development expenses increased by 27.1% from RMB88.8 million in 2019 to RMB112.9 million (US$17.5 million) in 2020, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were both 2.3% in 2019 and 2020.

General and Administrative Expenses. Our general and administrative expenses increased by 28.9% from RMB415.3 million in 2019 to RMB535.1 million (US$82.9 million) in 2020, in line with the overall growth of our business and attributable to the increase in staff costs as we have recruited new senior management. As a percentage of net revenues, our general and administrative expenses slightly increased from 11.0% in 2019 to 11.1% in 2020.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB1.6 million in 2019 to RMB2.4 million (US$0.4 million) in 2020.

Impairment of long-lived assets. We recorded a loss of RMB81.6 million (US$12.6 million) in 2020.

Interest Income

Our interest income decreased by 41.9% from RMB54.6 million in 2019 to RMB31.7 million (US$4.9 million) in 2020, primarily due to our increased use of funds in various business projects.

Interest Expense

Our interest expense increased by 10.0% from RMB346.0 million in 2019 to RMB380.6 million (US$58.9 million) in 2020, primarily due to interest expense recognized for the convertible promissory notes with an aggregate principal amount of US$200 million issued by us in 2020, and an increase in our bank borrowings in 2020.

Other Income

Our other income decreased by 54.5% from RMB36.4 million in 2019 to RMB16.5 million (US$2.6 million) in 2020. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses increased from RMB5.6 million in 2019 to RMB36.9 million (US$5.7 million) in 2020, primarily due to expenses incurred in connection with issuing the convertible promissory notes in 2020.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB2.5 billion (US$0.4 billion) in 2020, which represent unrealized loss on the fair value of our convertible promissory notes issued by us in February to April 2020 caused by changes in the market price of our ADSs.

Loss on Debt Extinguishment

We did not record any loss or profit on debt extinguishment in 2020, compared to RMB18.9 million in 2019.

Foreign Exchange Gain

We had a foreign exchange gain of RMB228.1 million (US$35.3 million) in 2020, which represents unrealized net gain caused by the depreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB109.3 million (US$16.9 million) in 2020, compared with income tax expenses of RMB5.4 million in 2019, with the effective tax rate of negative 4.3%. This is primarily due to:

•	Loss incurred outside China reduces the income tax benefit by RMB712.0 million (US$110.3 million) in 2020;

•	Current and deferred tax rate differences lead to an income tax expense in the amount of RMB36.4 million (US$5.6 million) in 2020; and

•	Change in valuation allowance leads to a decrease in the income tax expense in the amount of RMB6.5 million (US$1.0 million) in 2020.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB2,680.3 million (US$415.1 million) in 2020, as compared to a net loss of RMB181.2 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased from RMB3,401.0 million in 2018 to RMB3,789.0 million in 2019. The increase was primarily attributable to the growing demand for data centers in the domestic market, driven by the ongoing expansion of corporate digitalization across China.

Revenues from our hosting and related services amounted to RMB3,789.0 million in 2019, increasing by 11.4% from RMB3,401.0 million in 2018. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets and the amount of monthly recurring revenue per cabinet under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 30,654 as of December 31, 2018 to 36,291 as of December 31, 2019.

Cost of Revenues

Our cost of revenues increased by 16.0% from RMB2,456.2 million in 2018 to RMB2,849.5 million in 2019. Our telecommunication costs increased by 17.9% from RMB1,332.3 million in 2018 to RMB1,570.8 million in 2019. The increase in our cost of revenues was primarily due to the delivery of additional pipeline capacity.

Gross Profit

Our gross profit decreased by 0.6% from RMB944.9 million in 2018 to RMB939.4 million in 2019. As a percentage of net revenues, our gross profit decreased from 27.8% in 2018 to 24.8% in 2019. The decrease of gross profit and gross margin was primarily due to the delivery of additional pipeline capacity.

Operating Expenses

Our operating expenses increased by 7.0% from RMB707.4 million in 2018 to RMB757.2 million in 2019. Our operating expenses as a percentage of net revenues decreased from 20.8% in 2018 to 20.0% in 2019. The decrease of operating expenses as a percentage of net revenues was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 19.8% from RMB172.2 million in 2018 to RMB206.3 million in 2019, primarily due to the successful implementation of various market activities. As a percentage of net revenues, our sales and marketing expenses was 5.1% and 5.4% in 2018 and 2019, respectively.

Research and Development Expenses. Our research and development expenses decreased from RMB92.1 million in 2018 to RMB88.8 million in 2019. As a percentage of net revenues, our research and development expenses decreased from 2.7% in 2018 to 2.3% in 2019.

General and Administrative Expenses. Our general and administrative expenses decreased by 10.2% from RMB462.6 million in 2018 to RMB415.3 million in 2019, primarily due to a decrease in labor cost as a result of the successful implementation of the Company’s efficiency enhancement initiatives. As a percentage of net revenues, our general and administrative expenses decreased from 13.6% in 2018 to 11.0% in 2019.

Changes in the Fair Value of Contingent Purchase Consideration Payables. We incurred nil in the changes of the fair value of contingent purchase consideration payable in 2019.

Impairment of receivables from equity investees. We recorded a loss of RMB52.1 million in 2019.

Impairment of long-lived assets

We incurred nil in impairment of long-lived assets in 2019.

Impairment of goodwill

We incurred nil in impairment of goodwill in 2019.

Interest Income

Our interest income increased from RMB45.2 million in 2018 to RMB54.6 million in 2019, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB236.1 million in 2018 to RMB346.0 million in 2019, primarily due to interest expense recognized for the 2021 Notes.

Other Income

Our other income decreased from RMB58.0 million in 2018 to RMB36.4 million in 2019. Other income in 2019 was primarily attributable to disposal gain on equity method investments.

Other Expenses

Our other expenses increased from RMB4.1 million in 2018 to RMB5.6 million in 2019. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and back-up batteries.

Loss on Debt Extinguishment

We recorded a loss on debt extinguishment of RMB18.9 million 2019.

Foreign Exchange Loss

We had a foreign exchange loss of RMB28.0 million in 2019, primarily due to the appreciation of U.S. dollar against Renminbi in 2019.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB5.4 million in 2019, compared with income tax expenses of RMB24.4 million in 2018, with the effective tax rates of negative 3.1%. This is primarily due to:

•	Change in valuation allowance leads to a decrease in the income tax expense in the amount of RMB25.4 million in 2019;

•	Loss incurred outside China reduces the income tax benefit by RMB77.1 million in 2019; and

•	Current and deferred tax rate differences lead to an income tax expense in the amount of RMB8.7 million in 2019.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB181.2 million in 2019, as compared to a net loss of RMB186.7 million in 2018.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2019, we had RMB1,808.5 million in cash and cash equivalents, RMB548.7 million in restricted cash (current and non-current portion) and RMB363.9 million in short-term investments. As of December 31, 2020, we had RMB2,710.3 million (US$419.8 million) in cash and cash equivalents, RMB270.5 million (US$41.9 million) in restricted cash, RMB135.6 million (US$21.0 million) in non-current portion of restricted cash and RMB285.9 million (US$44.3 million) in short-term investments. As of June 30, 2021, we had RMB4,603.7 million (US$713.0 million) in cash and cash equivalents, RMB286.3 million (US$44.3 million) in restricted cash, RMB131.5 million (US$20.4 million) in non-current portion of restricted cash and RMB12.9 million (US$2.0 million) in short-term investments.

As of December 31, 2019, we had short-term bank borrowings and long-term borrowings (current portion) with an aggregate outstanding balance of RMB267.0 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB79.5 million. As of December 31, 2020, we had short-term bank borrowings and long-term borrowings (current portion) with an aggregate outstanding balance of RMB214.3 million (US$33.2 million), and long-term borrowings (excluding current portion) with an aggregate outstanding balance of RMB887.0 million (US$137.4 million). As of June 30, 2021, we had short-term bank borrowings and long-term borrowings (current portion) with an aggregate outstanding balance of RMB233.4 million (US$36.2 million), and long-term borrowings (excluding current portion) with an aggregate outstanding balance of RMB1,593.6 million (US$246.8 million). Our short-term bank borrowings bore average interest rates of 4.05%, 4.56% and 4.46% per annum, respectively, in 2018, 2019 and 2020. Our short-term bank borrowings have maturity terms of one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings. We have entered into long-term borrowing arrangements since 2013 with maturity terms of two to fifteen years. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2018, 2019 and 2020 and June 30, 2021 bore weighted-average interest rates of 5.31%, 5.28%, 5.61% and 5.35% per annum, respectively.

We issued an aggregate of 150,000 Series A perpetual convertible preferred shares to Vector Holdco Pte. Ltd., BTO Vector Fund ESC (CYM) L.P. and BTO Vector Fund FD (CYM) L.P., collectively referred to as “Affiliates of Vector”, pursuant to an investment agreement dated June 22, 2020 among us, Affiliates of Vector and Blackstone Tactical Opportunities Fund – FD (Cayman) – NQ L.P. Dividends on each Series A perpetual convertible preferred share will accrue at 4.5% per annum from the issuance date until the date immediately prior to the conversion date. At any time after the issuance date, Series A convertible preferred shares are convertible into Class A ordinary shares or ADSs at the holder’s option, the number of which will be determined based on a conversion price which is initially US$2.8333 per Class A ordinary shares or US$17.00 per ADS, subject to certain adjustments therein. On March 1, 2021, Affiliates of Vector converted all of their 150,000 Series A perpetual convertible preferred shares into 54,507,816 Class A Ordinary Shares.

We issued convertible promissory notes to Goldman Sachs Asia Strategic Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P. in an aggregate principal amount of US$75,000,000 pursuant to a convertible note purchase agreement dated February 19, 2020 between us and Goldman Sachs Asia Strategic Pte. Ltd. We issued convertible promissory notes to Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. in an aggregate principal amount of US$17,000,000 pursuant to a convertible note purchase agreement dated March 16, 2020 among us, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. We issued convertible promissory notes to UBS SDIC Fund Management Co., Ltd, in an aggregate principal amount of US$58,000,000 pursuant to a convertible note purchase agreement dated April 27, 2020 and a convertible note purchase agreement dated June 5, 2020, between us and UBS SDIC Fund Management Co., Ltd. We issued a convertible promissory note to Asialeads Capital (Cayman) Limited in an aggregate principal amount of US$50,000,000 pursuant to a convertible note purchase agreement dated February 24, 2020 between us and Asialeads Capital (Cayman) Limited. The convertible notes will mature in five years, bearing interest at the rate of 2% per annum from the issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into our Class A Ordinary Shares at the holder’s option at a conversion price of US$2 per share, or US$12 per ADS, subject to customary anti-dilution adjustments. Unless previously redeemed or converted, we shall redeem the note on the maturity date at 115% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our shares by the third anniversary of the note issuance date, the holders have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 109% of the principal amount plus all accrued but unpaid interest. In August 2020, Asialeads Capital (Cayman) Limited partially converted the principal amount of its convertible note of US$25,000,000 into 12,499,998 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December 2020, Hina Group Fund VI, L.P. partially converted the principal amount of its convertible note of US$1,705,002.63 into 856,326 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December, UBS SDIC Fund Management Co., Ltd partially converted the principal amount of its convertible note of US$20,666,667.01 and the aggregate accrued and unpaid interest of US$40,964.99 into 10,353,816 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS.

In August 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$200 million at a coupon rate of 7.000% per annum and in September 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$100 million at a coupon rate of 7.000% per annum, collectively referred to as the “2020 Notes.” The notes issued in September 2017 were priced at a slight premium of 100.04, with an effective yield of 6.98%. The notes issued in September 2017 constituted a further issuance of, and were consolidated to form a single series with, the notes issued in August 2017. Interest on the 2020 Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 in each year, beginning on February 17, 2018.

In April 2019, we issued USD-denominated notes due 2021 in an aggregate principal amount of US$300 million at an interest rate of 7.875% per annum, or the 2021 Notes, and used a portion of the proceeds to purchase, pursuant to a tender offer, US$150,839,000 in principal amount of the 2020 Notes, representing 50.3% of the outstanding principal amount of the 2020 Notes. On August 12, 2019, we repurchased US$18,000,000 in principal amount of 2020 Notes at the par value. As of the date of this offering memorandum, the outstanding principal amount of the 2020 Notes and the 2021 Notes was nil and nil.

Both the 2020 Notes and 2021 Notes have (i) a restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) a negative pledge covenant that restricts our ability to create security upon our undertaking, assets or revenues to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market; (iii) a dividend payment restriction covenant; and (iv) a covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing.

We had unused credit lines in an aggregate amount of RMB1,634.1 million (US$253.1 million) as of June 30, 2021 under credit agreements with 11 banks. As of the same date, we used RMB1,529.1 million (US$236.8 million) of the credit lines under the credit agreements with 11 banks, pursuant to which we were granted credit lines in an aggregate amount of RMB3,163.2 million (US$489.9 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit lines. No terms and conditions of the unused credit lines are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. In January 2021, we issued USD-denominated convertible senior notes due 2026 in an aggregate principal amount of US$600 million at a zero-coupon rate. The 2026 Convertible Notes Indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries or consolidated affiliate entities. We believe the working capital as of June 30, 2021 is sufficient for our present requirements.

As of June 30, 2021, we had total consolidated indebtedness (including borrowings, bonds payable and convertible promissory notes), of RMB8,492.6 million (US$1,315.3 million), consisting of onshore debt obligations of RMB1,827.0 million (US$283.0 million) and offshore debt obligations of RMB6,665.6 million (US$1,032.4 million). We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of As of June 30, 2021, we had (i) short-term our outstanding debt mainly to construct new data centers and fund our acquisitions. As of June 30, 2021, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB1,227.2 million (US$190.1 million) for the rest of 2021, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this offering memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

As of June 30, 2021, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB5,034.4 million (US$779.7 million), of which RMB1,079.0 million (US$167.1 million), RMB597.5 million (US$92.5 million) and RMB3,357.9 million (US$520.1 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

					(unaudited)	(unaudited)
	(in thousands)
Net cash generated from operating activities	704,966	802,922	714,243	110,622	220,441	589,259	91,266
Net cash used in investing activities	(304,846)	(1,611,983)	(3,889,174)	(602,356)	(662,689)	(1,143,155)	(177,052)
Net cash (used in) generated from financing activities	(19,901)	461,557	4,163,255	644,806	2,882,860	2,454,084	380,089
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	85,333	43,660	(229,064)	(35,477)	24,578	4,865	752
Net increase (decrease) in cash and cash equivalents and restricted cash	465,552	(303,844)	759,260	117,595	2,465,190	1,905,053	295,055
Cash and cash equivalents and restricted cash at beginning of the year/period	2,195,469	2,661,021	2,357,177	365,080	2,357,177	3,116,437	482,675
Cash and cash equivalents and restricted cash at end of the year/period	2,661,021	2,357,177	3,116,437	482,675	4,822,367	5,021,490	777,730
Cash and cash equivalents, restricted cash and short- term investments at end of the year/period	2,906,035	2,721,033	3,402,309	526,951	4,979,913	5,034,410	779,731

OPERATING ACTIVITIES

Net cash generated from operating activities was RMB589.3 million (US$91.3 million) for the six months ended June 30, 2021, primarily resulted from a net income of RMB379.5 million (US$58.8 million), positively adjusted for certain items such as (i) depreciation and amortization of RMB597.8 million (US$92.6 million), (ii) the lease expense of RMB253.2 million (US$39.2 million), and (iii) an increase in accounts and notes payables of RMB142.9 million (US$22.1 million), partially offset by certain item such as (i) the changes in the fair value of convertible promissory notes of RMB415.5 million (US$64.3 million) and (ii) the increase in accounts and notes receivable of RMB402.1 million (US$62.3 million).

Net cash generated from operating activities was RMB714.2 million (US$110.6 million) in 2020, primarily resulted from a net loss of RMB2,680.3 million (US$415.1 million), positively adjusted for certain items such as (i) depreciation and amortization of RMB989.0 million (US$153.2 million), (ii) the increase in advances from customers of RMB27.1 million (US$4.2 million), and (iii) loss from equity method investments of RMB10.9 million (US$1.7 million), partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB117.1 million (US$18.1 million).

Net cash generated from operating activities was RMB802.9 million in 2019, primarily resulted from a net loss of RMB181.2 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB772.2 million, (ii) the increase in advances from customers of RMB398.7 million, and (iii) loss from equity method investments of RMB50.6 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB328.2 million.

Net cash generated from operating activities was RMB705.0 million in 2018, primarily resulted from a net loss of RMB186.7 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB634.6 million, (ii) the increase in advances from customers of RMB266.8 million, and (iii) loss from equity method investments of RMB186.6 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB262.4 million.

INVESTING ACTIVITIES

Net cash used in investing activities was RMB1,143.2 million (US$177.1 million) in the six months ended June 30, 2021, as compared to net cash used in investing activities of RMB662.7 million in the six months ended June 30, 2020. Net cash used in investing activities in the six months ended June 30, 2021 is primarily related to our purchase of property and equipment in the amounts of RMB1,105.6 million (US$171.2 million), our payment for deposit for acquiring data center in the amount of RMB203.1 million (US$31.5 million), offset by proceeds received from maturity for short-term investments in the amount of RMB333.7 million (US$51.7 million).

Net cash used in investing activities was RMB3,889.2 million (US$602.4 million) in 2020, as compared to net cash used in investing activities of RMB1,612.0 million in 2019. Net cash used in investing activities in 2020 is primarily related to our purchase of property and equipment in the amounts of RMB2,473.3 million (US$383.1 million), our payment for short-term investments in the amount of RMB328.2 million (US$50.8 million), offset by proceeds received from maturity for short-term investments in the amount of RMB397.6 million (US$61.6 million), proceeds from disposal of long-term investments in the amount of RMB1.9 million (US$0.3 million).

Net cash used in investing activities was RMB1,612.0 million in 2019, as compared to net cash used in investing activities of RMB304.8 million in 2018. Net cash used in investing activities in 2019 is primarily related to our purchase of property and equipment in the amounts of RMB1,248.8 million, our payments for long-term investments in the amount of RMB9.3 million, our payment for short-term investments in the amount of RMB436.7 million, offset by proceeds received from maturity for short-term investments in the amount of RMB312.2 million, proceeds from disposal of long-term investments in the amount of RMB19.0 million.

Net cash used in investing activities was RMB304.8 million in 2018, as compared to net cash used in investing activities of RMB833.3 million in 2017. Net cash used in investing activities in 2018 is primarily related to our purchase of property and equipment in the amounts of RMB435.2 million, our payments for long-term investments in the amount of RMB252.8 million, our payment for short-term investments in the amount of RMB98.9 million, offset by proceeds received from maturity for short-term investments in the amount of RMB417.6 million, proceeds from disposal of long-term investments in the amount of RMB75.7 million.

FINANCING ACTIVITIES

Net cash generated from financing activities was RMB2,454.1 million (US$380.1 million) in the six months ended June 30, 2021, as compared to net cash generated from financing activities of RMB2,882.9 million in the six months ended June 30, 2020. Net cash generated from financing activities in the six months ended June 30, 2021 is primarily related to the proceeds from issuance of convertible promissory notes of RMB3,879.9 million (US$600.9 million) and the proceeds from long-term bank borrowings of RMB752.3 million (US$116.5 million), partially offset by payment for shares repurchase and cancelation of RMB1,701.8 million (US263.6 million) and payments for purchase of property and equipment through finance leases of RMB352.2 million (US$54.5 million).

Net cash generated from financing activities was RMB4,163.3 million (US$644.8 million) in 2020, as compared to net cash generated from financing activities amounting to RMB461.6 million in 2019. Net cash generated from financing activities in 2020 is primarily related to the proceeds from short-term bank borrowings of RMB34.0 million (US$5.3 million), partially offset by payment for purchase of property and equipment through finance leases of RMB376.2 million (US$58.3 million), the repayment of long-term bank borrowings of RMB33.0 million (US$5.1 million), proceeds from issuance of convertible promissory notes of RMB1,409.4 million (US$218.3 million), partially offset by payment of issuance and conversion cost of convertible promissory notes of RMB21.6 million (US3.3 million), proceeds from Series A perpetual convertible preferred shares of RMB1,058.3 million (US$163.9 million) and proceeds from issuance of ordinary shares of RMB2,680.4 million (US$415.1 million).

Net cash generated from financing activities was RMB461.6 million in 2019, as compared to net cash used in financing activities amounting to RMB19.9 million in 2018. Net cash generated from financing activities in 2019 is primarily related to the proceeds from issuance of 2021 Notes of RMB2,012.1 million and the proceeds from short-term bank borrowings of RMB234.5 million, partially offset by payment for purchase of property and equipment through finance leases of RMB333.6 million, the repayment of long-term bank borrowings of RMB85.1 million and the repurchase of 2020 Notes of RMB1,148.1 million.

Net cash used in financing activities was RMB19.9 million in 2018, as compared to net cash used in financing activities amounting to RMB612.7 million in 2017. Net cash used in financing activities in 2018 is primarily related to the payment for purchase of property and equipment through finance leases of RMB279.9 million and the repayment of long-term bank borrowings of RMB70.6 million, partially offset by the contribution from noncontrolling interest in a subsidiary of RMB196.3 million and proceeds from the issuance of discounted notes of RMB95.6 million.

CAPITAL EXPENDITURE

We had capital expenditures (the sum of purchases of property and equipment, purchases of intangible assets, purchases of land use rights, proceeds from disposal of land use right, prepayments and deposits for acquiring data center, collection of deposit for acquiring data center and payments for acquisitions (net of cash acquired)) of RMB466.1 million, RMB1,500.4 million, RMB4,060.1 million (US$628.8 million) , RMB1,002.1 million and RMB1,410.3 million (US$218.4 million) in 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively, representing 13.7%, 39.6%, 84.1%, 44.8% and 48.9%, of our net revenue. Our capital expenditures were primarily for building self-built data centers, purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We estimate that our data center capital expenditures in 2021 will be within the range of RMB5.0 billion to RMB6.0 billion, which will primarily be used to build, or pursue acquisitions of, data centers, purchase network equipment, servers and other equipment to expand our business. We expect our data center capacity to increase by an aggregate amount of approximately 25,000 cabinets during the year of 2021, through both organic growth and strategic acquisitions. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2021 with cash from the proceeds from our operations, this offering, operations and additional bank borrowings, if available.

HOLDING COMPANY STRUCTURE

VNET Group, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, VNET Group, Inc.’s ability to pay dividends and to finance any debt it may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to VNET Group, Inc. In addition, our PRC subsidiaries and consolidated affiliated entities are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries and consolidated affiliated entities are required to set aside a portion of their after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries and consolidated affiliated entities.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2021:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands of RMB)
Long-term borrowings(1)(2)	1,876,877	124,822	484,888	546,044	721,123
Notes payable(3)	1,938,030	1,938,030	–	–	–
Operating lease obligations(4)	2,191,765	245,441	407,814	204,717	1,333,793
Purchase commitments(5)	1,488,749	1,227,209	249,647	4,272	7,621
Finance lease minimum lease payment(6)	2,674,242	332,892	470,899	192,290	1,678,161
Total	10,169,663	3,868,394	1,613,248	947,323	3,740,698

Notes:

(1)	As of June 30, 2021, our short-term bank borrowings bore a weighted average interest rate of nil and have original maturity terms of one year. Our unused short-term and long-term borrowing facilities amounted to RMB1,634.1 million (US$253.1 million). We have pledged land use rights with the net book value of RMB138.4 million (US$21.4 million), property with the net book value of RMB258.8 million (US$40.1 million), leasehold improvements with the net book value of RMB171.9 million (US$26.6 million), and computer and network equipment with the net book value of RMB172.0 (US$26.6 million) for our borrowings.

(2)	Long-term borrowings (including the current portions) outstanding as of June 30, 2021 bear a weighted-average interest rate of 5.35% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

(3)	The 2021 Notes with US$300.0 million of the principal amount outstanding due 2021 at an interest rate of 7.875% per annum. As of the date of this offering memorandum, the 2021 Notes have been fully redeemed.

(4)	Operating lease obligations are primarily related to the lease of office and data center space.

(5)	As of June 30, 2021, we had commitments of RMB830.7 million (US$128.7 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB658.1 million (US$101.9 million).

(6)	Related to finance leases for electronic equipment, optic fibers and property.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of June 30, 2021, we had (i) short-term and long-term borrowings (current portions) with an aggregate outstanding balance of RMB233.4 million (US$36.2 million), (ii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB1,593.6 million (US$246.8 million), and (iii) an outstanding principal balance of US$0.3 billion with respect to the 2021 Notes payable. As of the date of this offering memorandum, we have fully redeemed the 2021 Notes.

The short-term bank borrowings bore a weighted average interest rate of nil and have original maturity terms of one year. The long-term borrowings bore weighted-average interest rate of 5.35% per annum. The 2021 Notes bore an interest rate of 7.875% per annum. We also had RMB12.9 million (US$2.0 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB37.5 million (US$5.8 million) in interest expense for the six months ended June 30, 2021. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 1.6% against the U.S. dollar in 2019 and then appreciated 6.5% in 2020. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of June 30, 2021, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$521.5 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB336.9 million (US$52.2 million) in the value of our U.S. dollar-denominated financial assets as of June 30, 2021.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for interest on our Notes, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been reasonably consistent with management’s expectations, actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are the most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments and should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Risk Factors” and other disclosures included in this offering memorandum.

Revenue Recognition

We provide hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones (“Hosting service”), virtual private network services providing encrypted secured connection to public internet (“VPN service”) and other value-added services and public cloud service through strategic partnership with Microsoft.

We recognize revenue as it satisfies a performance obligation when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

We are a principal and record revenue on a gross basis when we are primarily responsible for fulfilling the service, have discretion in establishing pricing and controls the promised service before transferring that service to customers. Otherwise, we record revenue at the net amounts as commissions.

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Hosting services are services that we dedicate data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. We also provide interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. We are a principal and record revenue for hosting service on a gross basis.

VPN services are services that we extend customers’ private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue are recognized on a straight-line basis over the term of the contract. We are a principal and records revenue for VPN service on a gross basis.

We partner with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. We generally charge Cloud services to the end customers for a fixed amount or based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. We fulfill our performance obligation of facilitating Microsoft to provide the Cloud services to the end customers by providing, but not limited to, contract processing management, billing, payment collection, maintenance, help desk supports and certain IT infrastructure services. These are considered as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; therefore, they are accounted for as a single performance obligation that is satisfied over time. The corresponding consideration that we are entitled to is recognized as revenue using a time-based method since this best depicts the pattern of the control transfer. Revenue from Cloud services consists of monthly incentive revenues received from Microsoft upon completion of certain conditions and gross billing amount received from end customers net of considerations remitted by us to Microsoft. When the contract is modified to add distinct services to the single performance obligation for additional fees, such changes are accounted for prospectively as a termination of the old contract and the creation of a new contract.

For certain arrangements, customers are required to pay us before the services are delivered. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between our performance and the customer’s payment. Contract liabilities were mainly related to fee received for Hosting services to be provided over the contract period, which were presented as deferred revenue on the consolidated balance sheets.

Deferred revenue represents the obligation to transfer the goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. As of December 31, 2020 and June 30, 2021, we have deferred revenue amounting up to RMB63.2 million (US$9.8 million) and RMB63.3 million (US$9.8 million), respectively. Revenue recognized from opening deferred revenue balance was RMB52.2 million (US$8.1 million) for the six months period ended June 30, 2021.

Our certain Hosting service contains lease and non-lease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if 1) the timing and pattern of transfer of the lease component and non-lease component is the same; 2) the lease component should be classified as an operating lease if it were accounted for separately. The combined component is accounted for in accordance with the current lease accounting guidance (“ASC 842”) if the lease component is predominant, and in accordance with the ASC 606 if the non-lease component is predominant. We have determined that the non-lease component is the predominant component in Hosting service. Therefore, We have accounted for the combined component in accordance with ASC 606.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term borrowings, available-for-sale investments, liability classified restricted share units (“RSU”) and convertible promissory notes. Other than the bonds payable, long-term borrowings and 2025 Convertible Notes the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of bonds payable and long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. We carry the bonds payable at face value less unamortized debt discount and issuance cost on its consolidated balance sheets and measures the fair value for disclosure purposes only. We elected the fair value option of 2025 Convertible Notes when it initially recognized as financial liability as the fair value better represents the value of the underlying liabilities. The contingent purchase considerations in both cash and shares and share-settled bonus are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). 2025 Convertible Notes are measured at fair value in accordance with ASC 825 Financial Instruments on the issuance date and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense), however, any fair value changes related to instrument-specific credit risk are recorded to other comprehensive income/(loss).

Consolidation of Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our businesses in the PRC through our variable interest entities using contractual arrangements entered into by us, 21Vianet China, 21Vianet Technology and its respective shareholders. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the full data center business across two province-level municipalities and four cities in China and data center business (excluding internet resources coordination service) across two province-level municipalities and 18 cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology and exercise all the shareholder’s voting rights, such power of attorney has been subsequently assigned to VNET Group; (ii) a loan agreement and a financial support letter pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. Similar contractual arrangements had been entered into (i) amongst iJoy BVI, SZ Zhuoaiyi, BJ iJoy and its shareholder; (ii) amongst WiFire Group, aBitCool DG, WiFire Network and its shareholders; and (iii) Hongkong Fastweb Holding Co, Limited, SH Edge Connect and SH Zhiyan and its shareholder, and similar conclusion has been reached respect to the variable interest entity structure with respect to BJ iJoy, WiFire Network, and SH Zhiyan. We have confirmed with Han Kun Law Offices, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control the variable interest entities and preclude us from consolidating the variable interest entities in the future.

Long-term Investments

Our long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments.

Pursuant to ASC Topic 321, Investments – Equity Securities (“ASC 321”), equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in equity investees represent investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall (“ASC 323-10”). We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

Accounts Receivable and Allowance for Doubtful Debt

Prior to adopting ASC 326, Financial Instruments-Credit Losses (“ASC326”), accounts receivables are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors in accordance with ASC 310, Receivables. An accounts receivable is written off after all collection effort has ceased.

On January 1, 2020, we adopted ASC326 using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2.7 million was recognized as of January 1, 2020. For the six months ended June 30, 2021, we recorded credit losses of RMB7.9 million (US$1.2 million).

Pursuant to ASC 326, an allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when we determine that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. We pool financial assets based on similar risk characteristics to estimate expected credit losses. We estimate expected credit losses on financial assets individually when those assets do not share similar risk characteristics. We closely monitor our accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

We utilize a loss rate approach to determine lifetime expected credit losses for its financial assets. This method is used for calculating an estimate of losses based primarily on our historical loss experience. In determining loss rates, our evaluate information related to historical losses, adjusted for current conditions and further adjusted for the period of time that we can reasonably forecast. We have concluded that we can reasonably support a forecast period for the contractual life of our financial assets. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider the following: the customer or vendor’s creditworthiness, changes in the policy and procedures to establish customer credit limits, changes in the payment terms of receivables, existence and effect of any concentration of credit and changes in the level of such concentrations, and the effects of other external forces such as the current and forecasted direction of the economic and business environment.

Leases

Effective January 1, 2019, we adopted ASC Topic 842, Lease (“ASC 842”) using the modified retrospective method and did not restate the comparable periods. We determine if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We have lease agreements with lease and non-lease components, which are generally accounted for separately. Lastly, we elected the short-term lease exemption for all contracts with lease term of 12 months or less.

At the commencement date of a lease, we determine the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for operating lease, and records property and equipment and finance lease liability for finance lease. ROU assets and property and equipment acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities and finance lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in our leases is not readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option.

Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheet. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely- than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidences including future reversals of existing taxable temporary differences, the adequacy of future taxable income exclusive of reversing temporary differences, and verifiable tax planning. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of our historical financial results, our plan of expanding operating capacity as well as current industry trends. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

We apply ASC Topic 740, Accounting for Income Taxes (“ASC 740”) to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expenses” in the consolidated statements of operations.

Share-based Compensation

Share options and Restricted Share Units (“RSUs”) granted to employees are accounted for under ASC Topic 718, Compensation–Stock Compensation (“ASC 718”), which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period and/or performance period (which is generally the vesting period) in the consolidated statements of operations. We account for forfeitures as they occur.

We have elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, we recognize compensation expense using the accelerated method. We commence recognition of the related compensation expenses if it is probable that the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. For share-based awards with market conditions, the probability to achieve market conditions is reflected in the grant date fair value. We recognized the related compensation expenses when the requisite service is rendered using the accelerate method.

On November 26, 2016, the Board approved a new incentive program to certain individuals with a new bonus scheme which will be settled by issuing a variable number of shares with a fair value equal to fixed dollar amount on the settlement date. We remeasure the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the number of underlying shares were fixed and recorded the compensation cost over the remaining vesting term.

A cancelation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value at the modification date. Therefore, in relation to the modified awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For a modification of a market condition, the incremental portion of share-based compensation and unrecognized compensation cost of original award are recognized over new vesting period. For modification of a liability award that remains a liability after modification, the liability award continues to be remeasured at fair value at each reporting date.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is elective, and provides for optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We are currently evaluating the impact of reference rate reform and potential impact of adoption of these elective practical expedients on its condensed consolidated financial statements and will consider the impact of adoption during its analysis. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.